UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2000

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from ____________ to ____________

Commission file number 1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings and Investment Plan
for Union Employees
1200 Smith Street
Suite 2400
Houston, Texas 77002

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX,S.A. de C.V.
Av. Constitución 444 Pte.
Monterrey, Nuevo León
México 64000

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

TABLE OF CONTENTS

All other schedules required by the Department of Labor are omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
CEMEX, Inc. Savings and Investment Plan for Union Employees
(formerly the Southdown Medusa Savings and Investment Plan for Union Employees)
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Southdown Medusa Savings and Investment Plan for Union Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of Southdown Medusa Savings and Investment Plan for Union Employees as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 9, 2002

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:		
Investments	$ 2,674,597	$ 1,334,612
Interest receivable	3,427	41
Contributions receivable	46,498	38,689
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,724,522	$ 1,373,342

See accompanying notes to financial statements.

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS TO NET ASSETS:		
Investment income:		
Net appreciation in fair value of investments	$ 170,052	$ 80,024
Dividend income	41,584	24,761
Interest income	6,115	164
Contributions:		
Participants	936,091	774,027
Employer	225,545	176,171
Transfers from other plans		29,174
Other	1,201	
Total additions	1,380,588	1,084,321
DEDUCTIONS FROM NET ASSETS:		
Participant distributions	27,745	4,841
Administrative expenses	1,663	3,300
Total deductions	29,408	8,141
NET INCREASE	1,351,180	1,076,180
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,373,342	297,162
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 2,724,522	$ 1,373,342

See accompanying notes to financial statements.

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF THE PLAN

The following description of the Southdown, Inc. Union Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

General - The Plan is a defined contribution plan formed on August 1, 1998 for union employees of the Clinchfield, Georgia, and Charlevoix, Michigan plants of Southdown Inc. (the "Company") with at least three months of service. In November 2000, the Company was acquired by Cemex, S.A. de C.V.

Effective April 1, 2000, the Plan had a change of trustee from PNC Bank to Merrill Lynch Trust Company, FSB (the "Trustees"). All investments in the PNC Bank Corp Trust were converted to Merrill Lynch's Income Accumulation Fund.

Employer Contributions - The Company matched 50% of the amount contributed by each contributing participant up to the first 4% of eligible pay in 1999. The amount of pay eligible for the 50% match increased to 5% in 2000 and will increase to 6% in 2002 and beyond. All employer contributions were invested in the Southdown, Inc. Common Stock Fund through October 2000. Subsequent to October 2000, employer contributions were allocated based on the participant allocation elections.

Employee Contributions - Participants may elect to make contributions from 1% to 16% of their eligible pay, not to exceed $10,500. Through March 2000, participant investment options included the PNC Investment Contract Fund, Scudder Income Fund, Fidelity Advisor Equity Growth Fund, PNC Small Cap Growth Fund, PNC Preservation Profile Fund, PNC Conservative Profile Fund, PNC Moderate Profile Fund, PNC Balanced Profile Fund, PNC Growth Profile Fund, or the PNC Aggressive Profile Fund. Beginning March 2000, participants may direct the investment of contributions to the S&P 500 Stock Fund, the Asset Allocation Fund, the Merrill Lynch Income Accumulation Fund, or one of the LifePath Funds. The funds' investments are managed by Merrill Lynch, and amounts may be temporarily invested in a money market fund.

Vesting and Distribution - Each participant is immediately and fully vested in all contributions and earnings thereon. All benefits are payable upon the participant's death, disability, or termination of employment.

Plan Termination - The Company retains the right to terminate the Plan or discontinue contributions thereunder at any time. The Board of Directors shall thereupon direct either (i) that the Trustee continue to hold the accounts of participants in the trust fund in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to his/her account as a lump sum, if permitted under applicable law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - Each Fund of the Trust is accounted for separately. The Plan's financial records are maintained on the cash basis of accounting. The Plan's financial statements, however, are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investments - The Plan's assets held in the Asset Allocation Fund, the S&P 500 Stock Fund, the LifePath Funds and the Southdown, Inc. Common Stock Fund are recorded at the fair market value as determined by published market quotations. The guaranteed investment contracts held by the Plan in the Income Accumulation Fund are valued at contract value as determined by the Trustee. According to the provisions of Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contributions Pension Plans ("SOP 94-4"), the contracts for this plan have been deemed to be benefit-responsive. As such, the contracts are presented at contract value in the statements of net asses available for benefits. During 2000 and 1999, the difference between contract value and fair value for the contracts was immaterial as contract value approximated fair value.

Expenses - All costs of administering the Plan are paid by the Company. Fund level income fees are paid by the related funds.

3. PARTICIPANT LOANS RECEIVABLE

The Plan permits participants to borrow a minimum of $1,000 and a maximum of $50,000, up to one-half of the participant's vested account balance, for a term not to exceed five years except in the case of a loan for the purpose of acquiring a house, apartment, condominium, or mobile home which is used as the principal residence of the participant. Participants may borrow from the value of their balances invested in any of the various investment funds at their discretion. However, loan repayments are invested on the same pro-rata basis as the borrower has directed the investment of his/her current Plan contributions. The interest rate on loans is based on the treasury equivalent rate at the date of the loan plus 3%.

4. INVESTMENTS

The following table presents the fair values of investments:

	December 31, 2000	December 31, 1999
Collective trust funds, at fair value:		
S&P 500 Stock Fund (1)	$ 442,658	
Asset Allocation Fund (1)	187,276	
LifePath Income Fund	80	
LifePath 2010 Fund	39,021	
LifePath 2020 Fund	33,724	
LifePath 2030 Fund	72,539	
LifePath 2040 Fund (1)	287,652	
PNC Aggressive Profile Fund (1)		$ 88,301
PNC Balanced Profile Fund		50,819
PNC Conservative Profile Fund		21,816
PNC Growth Profile Fund (1)		82,425
PNC Investment Contract Fund (1)		474,470
PNC Moderate Profile Fund		26,462
PNC Preservation Profile Fund		1,286
Merrill Lynch Income Accumulation Fund, at contract value (1)	1,515,495	
Total collective trust funds	2,578,445	745,579
Investment funds, at fair value:		
Fidelity Advisor Equity Growth Fund		338,661
PNC Small Cap Growth Fund		31,651
Scudder Income Fund		3,282
Total investment funds		373,594
Common stock - Southdown, Inc. Common Stock Fund		205,275
Participant loans	96,152	10,164
Total	$2,674,597	$1,334,612

(1) Represents investment greater than 5% of total net assets available for benefits at year end.

5. TAX STATUS

The Plan's Trustee has obtained an opinion from the Internal Revenue Service ("IRS") dated February 8, 1993, which indicates that the prototype of the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan is intended to be qualified and tax-exempt under the Code, although an application for a determination letter from the IRS specific to the Plan has not been submitted. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS

The Southdown, Inc. Common Stock fund held shares of Southdown, Inc. common stock with a total market value of $0 and $205,275 at December 31, 2000 and 1999, respectively. Southdown, Inc. is a party-in-interest as defined by the Employee Retirement Income Security Act of 1974.

7. NONPARTICIPANT-DIRECTED INVESTMENTS

At January 1, 2000, the Plan's sole nonparticipant-directed fund was the Southdown, Inc. Common Stock Fund which amounted to $205,275. During 2000, the Plan's nonparticipant-directed investments were limited to employer contributions through October 30, 2000 to the fund of $187,551. In November 2000, the fund was liquidated and the proceeds transferred to the participants' directed funds. At December 31, 2000, there are no nonparticipant-directed funds.

8. SUBSEQUENT EVENTS

In January 2002, the common stock of Cemex, S.A. de C.V., the plan sponsor, was added as an investment option. Additionally, in January 2002, the name of the Plan was changed to Cemex, Inc., Savings and Investment Plan for Union Employees and the trustee of the Plan was changed to Nationwide Trust Company.

* * * * * *

Supplemental Schedules
Provided Pursuant to the U.S. Department
of Labor's Rules and Regulations

(See Independent Auditors' Report)

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2000

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common/collective trust funds:			
	Barclay's Global Investors	Asset Allocation Fund	$ 189,699	$ 187,276
	Barclay's Global Investors	S&P 500 Stock Fund	472,306	442,658
	Barclay's Global Investors	LifePath Income Fund	79	80
	Barclay's Global Investors	LifePath 2010 Fund	39,369	39,021
	Barclay's Global Investors	LifePath 2020 Fund	34,550	33,724
	Barclay's Global Investors	LifePath 2030 Fund	76,545	72,539
	Barclay's Global Investors	LifePath 2040 Fund	308,355	287,652
*	Merrill Lynch	Merrill Lynch Income Accumulation Fund	1,515,495	1,515,495
	Total common/collective trust fund		2,636,398	2,578,445
	Participant loans	Participant Loans (1)	96,152	96,152
			$ 2,732,550	$ 2,674,597

*Party-in-interest

(1) Generally one to five-year installment notes with interest rates ranging from 9.0% to 10.0%

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Description of Assets	Purchase Price (1)	Selling Price (2)	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
SINGLE TRANSACTIONS -						
None						
SERIES OF TRANSACTIONS -						
* Southdown, Inc.	Southdown Stock Fund	$406,206	$516,961	$406,206	$406,206	$110,755

* Denotes party-in-interest
(1) Purchase price includes expenses incurred with transactions
(2) Selling price is net of transaction expenses

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

By: Andrew M. Miller
Name: Andrew M. Miller
Title: Chairman of Administrative Committee

Date: April 10, 2002